No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On March 4, 2005, Honda Motor Co., Ltd. announced that it acquired its outstanding company stock pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Exhibit 2:

On March 14, 2005, Honda Motor Co., Ltd. announced that it offered a special version of its high-tech FORZA Z 250cc scooter equipped with a front/rear-wheel-linked anti-lock braking system for enhanced braking performance and increased rider confidence. (Ref. #M05-013)

Exhibit 3:

On March 16, 2005, Honda Motor Co., Ltd. announced the introduction of the XR400 Motard, a Super Motard-style sport bike equipped with an air-cooled, single cylinder, 400cc, OHC, 4-stroke engine and 17” on-road front and rear tires. (Ref. #M05-014)

Exhibit 4:

On March 17, 2005, Honda Vietnam Co., Ltd. (HVN), Honda’s motorcycle production and sales joint venture in Vietnam, announced that it was granted an additional license for automobile production and sales from the Government of Vietnam. (Ref. #C05-027)

Exhibit 5:

On March 28, 2005, Honda Motor Co., Ltd. announced production, domestic sales, and export results for the month of February 2005. (Ref. #C05-031)

Exhibit 6:

On March 29, 2005, Honda Motor Co., Ltd. announced that it acquired its outstanding company stock pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Exhibit 7:

On March 30, 2005, Honda Motor Co., Ltd. announced its aid to March 28th Sumatra earthquake victims. (Ref. #C05-032)

Exhibit 8:

English translation of the Notice of Record Date that appeared on the March 15, 2005 issue of the Nippon Keizai Shimbun

Exhibit 9:

Notice of record date and proposed year end dividend for period ending March 31, 2005

Exhibit 10:

Third Quarter Report of fiscal third quarter report and nine months period ended December 31, 2004(which was mailed to ADR shareholders in March 2005)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD )
/s/ Satoshi Aoki
Satoshi Aoki
Senior Managing and
Representative Director

Date: April 15, 2005

March 4, 2005

Notice Regarding the Results of Purchase of Company Shares

Tokyo, March 4, 2005— Honda Motor Co., Ltd. today announced that it has acquired its outstanding company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From February 3, 2005 to February 28, 2005

(3) Aggregate number of shares acquired

1,596,800 shares

(4) Aggregate amount of acquisition

8,833,182,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on January 28, 2005.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

5,750,000 shares

(3) Maximum amount of acquisition

23 billion yen

(4) Period of acquisition

From February 3, 2005 to April 14, 2005

Aggregate number and amount of company shares acquired as of February 28, 2005, since the date of the resolution at the meeting of the Board of Directors (January 28, 2005).

(1) Aggregate number of shares acquired

1,596,800 shares

(2) Aggregate amount of acquisition

8,833,182,000 yen

ref. #M05-013

Honda to Release the FORZA Z ABS, an ABS-equipped Version of the FORZA Z 250cc Scooter

March 14, 2005—Honda Motor Co., Ltd today announced that it will offer a special version of its high-tech FORZA Z 250cc scooter equipped with a front/rear-wheel-linked anti-lock braking system for enhanced braking performance and increased rider confidence. The new FORZA Z ABS will be released for sale Saturday, March 19th, 2005.

Popular since its release in July 2004, the FORZA Z features the Honda Smart Card system for effective theft deterrence, a Honda S-Matic transmission that allows riders to choose between automatic and six-speed manual modes, and other advanced Honda technologies.

The new front/rear-wheel-linked anti-lock braking system on the FORZA Z ABS offers both a Hydraulic Combined Brake System, which applies the brakes on the front and rear wheels simultaneously just by using the left brake lever, and ABS (Anti-lock Braking System) to prevent rear wheel lock-up when the brakes are over-applied.

In addition, Honda has redesigned the seat surface and increased seat cushioning for an even greater degree of riding comfort. Gold-colored front brake calipers and a meter panel cover in the same lustrous color as the body give the FORZA Z ABS a quality look. Honda has also emphasized the scooter’s front/rear-wheel-linked anti-lock braking system by placing stickers marked “ABS” by the ABS indicator lamp on the instrument panel, and on the right and left sides of the front fender cover.

The FORZA Z ABS will be available in two colors: an intrepid Pearl Cyber Black and a vivid Pearl Milky White.

A nimble ride and sporty, original styling have won the FORZA a accolades since its release in 2000. The scooter underwent a full model change in 2004 that broadened its appeal, particularly among young people in their 20’s, by offering greater comfort to both the rider and the passenger while maintaining its high level of quality.

FORZA Z ABS

• Annual sales target (Japan)	2,000 vehicles

• Manufacturer’s suggested retail price FORZA Z ABS	693,000 yen (660,000 yen excluding consumption tax)

Note: The price (recycling fee included) does not include expenses such as insurance, tax (except for consumption tax), and registration.

Publicity materials relating to the FORZA Z ABS are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Specifications

Model Name		FORZA Z ABS
Model Type		Honda BA–MF08
L x W x H	(m)	2.165 x 0.755 x 1.180
Wheelbase	(m)	1.545
Ground Clearance	(m)	0.140
Seat Height	(m)	0.710
Vehicle Weight	(Kg)	194
Dry Weight	(Kg)	180
Number of Riders		2
Fuel Consumption	(km/l)	43.0 (60 km/h constant-speed test value)
Minimum Turning Radius	(m)	2.7
Engine Type		MF08E•water-cooled 4-stroke OHC single-cylinder
Displacement	(cm3)	249
Bore x Stroke	(mm)	72.7 x 60.0
Compression Ratio		10.0
Maximum Power Output	(kW[PS]/rpm)	16 [22] /7,500
Maximum Torque	(N•m[kg•m]/rpm)	24 [2.4] /5,500
Starter		Self-starting
Carburetor Type		PGM-FI (programmed fuel injection)
Ignition		Fully transistorized, battery-powered
Fuel Tank Capacity	(l)	12
Lubrication		Force-fed and splash
Clutch		Dry-type, multi-plate shoe
Gearbox		Continuously variable (V-Matic) Electronic manual mode
Gear Ratio	1 gear	2.600~0.830
Caster Angle (degrees) / Trail (mm)		27°30´/93
Tire Size	Front Rear	110/90-13M/C 55P 130/70-12 56L
Braking System	Front Rear	Hydraulic disc Hydraulic disc
Suspension	Front Rear	Telescopic Unit swing arm
Frame		Backbone

ref. #M05-014

Honda Launches Super Motard-Style Mid-Size Sport Bike,

the XR400 Motard

Tokyo, March 16, 2005—Honda Motor Co., Ltd. announced the introduction of the XR400 Motard, a Super Motard-style* sport bike equipped with an air-cooled, single-cylinder, 400 cc, OHC, 4-stroke engine and 17" on-road front and rear tires. The XR400 Motard goes on sale Tuesday, March 29.

The air-cooled, single-cylinder, 400 cc, OHC, 4-stroke engine of the XR400 Motard delivers ample power. The special-specification carburetor diameter and transmission gear ratios provide increased intake and exhaust efficiency, excellent acceleration, and highly responsive output at low and mid-range speeds.

The 17" on-road tires and light aluminum wheels make the XR400 very easy to drive in the city. The semi-double cradle frame is specially designed to complement the 17" tires. In addition, every part of the frame, including the head pipe area, has been strengthened for exceptional rigidity and highly stable turning.

The front suspension employs an inverted front fork for superior shock-absorption and high-performance steering, while the suspension stroke has been optimized for stable on-road cruising. The 276 mm diameter front and 220 mm diameter rear hydraulic disc brakes offer superior braking control performance.

The tank shroud and off-road front visor reflect the XR400’s Super Motard stylistic origins. Two color schemes are available: a brilliant Los White and the Extreme Red used on the CRF series motocross racing bikes.

*	Popular in Europe recently, Super Motard racing features off-road bikes with small-diameter wheels and on-road tires competing for speed over asphalt and dirt surfaces.

XR400 Motard

• Annual sales target (Japan):	1,500 units
• Annual sales target (Japan):
• Manufacturer’s suggested retail price	¥630,000 (¥600,000 excluding consumption tax)

Price (recycling fee included) is for reference only and does not include insurance, taxes (except consumption tax), registration, or other fees.

Publicity information relevant to the XR400 is available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

=XR400—Main Features=

•	Powerful, responsive engine

The air-cooled, single-cylinder, 400 cc, OHC, 4-stroke engine employs a radial four-valve combustion chamber (RFVC) structure for excellent combustion efficiency. The 34 mm carburetor diameter and transmission gear ratios, both special-specification, improve intake and exhaust efficiency for superb acceleration at low- to mid-range speeds and powerful engine responsiveness. In addition, the reduced moment of inertia of the ACG rotor improves throttle response. These features add up to an engine not only ideal for city driving, but also powerful enough to endure tough Super Motard races.

•	Newly designed semi-double cradle frame

The special-specification semi-double cradle frame complements the 17" on-road tires and light aluminum wheels. Every part of the frame, including the head pipe and swing arm, has been strengthened for exceptional rigidity and highly stable turning performance.

•	Advanced suspension design

For excellent shock and vibration control, the front suspension employs a 43 mm diameter inverted fork. In combination with a low center of gravity, the front suspension stroke of 245 mm and rear suspension stroke of 210 mm help realize exceptional cruising stability. Hydraulic disc brake diameters for the front and rear are 276 mm and 220 mm, respectively, allowing for ample surface area, effective heat dissipation, and highly stable braking. In addition, the 140 mm wide rear tire features extra surface area for a firm grip on the road.

•	Super Motard styling

As distinctive off-road elements, the tank shroud, front visor, and two-tone seat emphasize the XR400’s stylistic origins in Super Motard racing.

•	Exciting two-color exterior

The XR400 is available in two exciting color schemes. In the first, Los White, the fender, front visor, tank shroud, and side protectors are all a brilliant White. In the Extreme Red color scheme, which emulates that of the CRF series racing bikes, the fender and tank shroud are Extreme Red while the front visor and side protectors are White. In both of these color schemes, the Black of the engine, wheel rims, and front fork protectors also provides a striking accent.

•	Convenient Amenities

•	Non-slip rubber-padded step facilitates mounting.

•	One-touch side cover makes air cleaner maintenance easy.

•	Tail bag with wire lock is located above rear fender.

•	Anti-theft protection includes a strengthened handle lock, a sturdy combination lock ignition key cylinder, and pre-wiring for a separately sold alarm kit*.

* The alarm kit emits an alarm warning if the bike is rocked or moved.

Specifications

Model Name		XR400 Motard
Model Type		Honda BC-ND08
L x W x H	(m)	2.140 x 0.810 x 1.140
Wheelbase	(m)	1.450
Ground Clearance	(m)	0.220
Seat Height	(m)	0.855
Vehicle Weight	(kg)	145
Dry Weight	(kg)	131
Number of Riders		2
Turning Radius	(m)	2.2
Engine Type		NC38E air-cooled, 4-stroke, OHC, single-cylinder
Displacement	(cm3)	397
Bore x Stroke	(mm)	85.0 x 70.0
Compression Ratio		8.8
Maximum Power	(kW[PS]/rpm)	22[30]/7,000
Maximum Torque	(N•m[kg•m]/rpm)	33[3.4]/5,500
Fuel Consumption	(km/l)	36.0 (60 km/h constant speed, low altitude)
Carburetor Type		VE5DA
Starter		Self-starting
Ignition		CDI battery ignition
Lubrication		Pressure feed (dry sump)
Fuel Tank Capacity	(l)	9.7
Clutch		Wet-type, multi-plate and coil spring
Gearbox		Constant mesh, 5-speed return
Gear Ratios	1st 2nd 3rd 4th 5th	2.615 1.789 1.350 1.076 0.892
Differential (primary/secondary)		2.666/2.466
Caster Angle (degrees)/Trail (mm)		26°50´/79
Tire Size	Front Rear	110/70-17M/C 54H 140/70R17M/C 66H
Braking System	Front Rear	Hydraulic disc Hydraulic disc
Suspension	Front Rear	Telescopic Swing arm (Pro-Link)
Frame		Semi-double cradle

Ref.#C05-027

Honda to Build New Automobile Plant in Vietnam

Hanoi, Vietnam, March 17, 2005 — Honda Vietnam Co., Ltd. (HVN), Honda’s motorcycle production and sales joint venture in Vietnam, today announced that it has been granted an additional license for automobile production and sales from the Government of Vietnam.

After receiving the official license, HVN will build a new automobile manufacturing facility within the current plant site to begin its automobile business. Annual production capacity at the new factory will be 10,000 units, with production targeted to begin by mid-2006. By 2010, the investment is expected to reach approximately US$60 million. The Honda Civic will be the first model to be produced in Vietnam as this model is already very popular in Asia. HVN will also promote establishment of a new automobile dealer network.

The automobile market in Vietnam has been growing rapidly over the past few years, and reached 40,000 units in 2004. As the economy of Vietnam continues to grow, Honda expects further growth of the automobile market in Vietnam. At the same time, the motorcycle market in Vietnam has become the third largest in among ASEAN countries after Thailand and Indonesia. HVN began motorcycle production in December 1997, HVN’s cumulative motorcycle sales has reached approximately 1.84 million units and last year’s motorcycle sales in Vietnam reached 500,000 units. Local parts content of HVN-built motorcycles now exceeds 80%. By leveraging its existing supply base for motorcycle parts in Vietnam, HVN aims to realize a high local content for automobiles as well.

Honda Vietnam Co., Ltd.
Establishment:	March 1996
Capital:	US$45.40 million (to be increased to US$62.90 million)
Capitalization ratio:	42% Honda Motor Co., Ltd.
28% Asian Honda Motor Co., Ltd.
30% VEAM Corporation
(Vietnam Engine & Agricultural Machinery Corporation)
Representative:	Hiroshi Sekiguchi, President
Location:	Suburbs of Hanoi, Vinh Phuc Province
Employment:	2,200 associates

<Motorcycle Plant>
Production started:	Dec. 1997
Production capacity:	560,000 units/year (two shifts)
Production models:	Wave a , Future II, Super Dream etc.

<New Automobile Plant>	Planned
Production start:	Mid-2006
Production capacity:	10,000 units/year
Production models:	Civic

Ref.#C05-031

Honda Sets All-time February Record for Global Auto Production

March 28, 2005 – Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of February 2005. With domestic production up significantly and the Asia and North America regions setting all-time February production records, Honda established a new record for worldwide production for the month.

Domestic production in February increased 9.4% compared to the same month a year ago due primarily to increased production of popular new export models. It is the fourth consecutive month that domestic production exceeded the total from the same month a year ago. Overseas production increased 11.2% compared to the same month a year ago, exceeding the total from the previous year for the 13th consecutive month. Continuous growth in China contributed to a major production increase in Asia — up 22.1% compared to the same month a year ago. Production in North America increased 10.3% compared to the same month last year due to increased output from the second line at the Alabama plant which became operational in April 2004. Honda achieved all-time records for production in Asia and North America as well as overseas production and worldwide production for the month of February.

Domestic sales for the month of February decreased 14.9% compared to the same month a year ago. The decline was due primarily to stabilizing demand for the all-new Life and the all-new Odyssey which were introduced in late 2003. The Honda Fit was Honda’s best-selling car for the month and the industry’s fourth best-selling model for the month on sales of 11,447 units. The Life and Odyssey, with sales of 9,534 and 6,309 units, respectively, were Honda’s second and third best-selling models.

Total exports in February increased 21.3% compared to the same month a year ago, exceeding the previous year’s record for the sixth consecutive month. Strong sales in North America of the all-new Acura RL (known as Legend in Japan) and the new Accord Hybrid, and continued strong sales of Jazz (known as Fit in Japan) in Europe contributed to the overall increase in exports.

PRODUCTION, SALES, EXPORTS (February 2005)

PRODUCTION

	February		Year-to-Date Total (Jan - Feb 2005)
	Units	Vs.2/04	Units	Vs.2004
Domestic	114,576	+9.4%	220,605	+12.8%
Overseas (CBU only)	165,960	+11.2%	332,625	+11.1%

Worldwide Total	280,536	+10.5%	553,230	+11.8%

OVERSEAS PRODUCTION

	February		Year-to-Date Total (Jan - Feb 2005)
	Units	Vs.2/04	Units	Vs.2004
North America	111,618	+10.3%	218,951	+8.6%
(USA only)	76,726	+14.6%	149,875	+12.6%
Europe	16,182	-6.1%	32,087	-7.5%
Asia	32,262	+22.1%	70,227	+31.4%
Others	5,898	+32.0%	11,360	+18.6%

Overseas Total	165,960	+11.2%	332,625	+11.1%

SALES (JAPAN)

Vehicle type	February		Year-to-Date Total (Jan - Feb 2005)
	Units	Vs.2/04	Units	Vs.2004
Passenger Cars & Light Trucks	35,461	-13.5%	61,835	-16.5%
(Imports)	478	-47.8%	884	-45.9%
Mini Vehicles	19,319	-17.3%	33,989	-16.1%

Honda Brand Total	54,780	-14.9%	95,824	-16.4%

EXPORTS

	February		Year-to-Date Total (Jan - Feb 2005)
	Units	Vs.2/04	Units	Vs.2004
North America	25,412	+24.8%	48,602	+18.1%
(USA only)	22,067	+22.6%	43,393	+16.2%
Europe	12,976	+20.6%	26,791	+15.8%
Asia	1,676	+34.0%	3,621	+74.0%
Others	8,190	+10.7%	17,509	+12.9%

Total	48,254	+21.3%	96,523	+17.9%

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

March 29, 2005

Notice Regarding the Results of Purchase of Company Shares

Tokyo, March 29, 2005— Honda Motor Co., Ltd. today announced that it has acquired its outstanding company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From March 1, 2005 to March 24, 2005

(3) Aggregate number of shares acquired

1,602,400 shares

(4) Aggregate amount of acquisition

8,832,715,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on January 28, 2005.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

5,750,000 shares

(3) Maximum amount of acquisition

23 billion yen

(4) Period of acquisition

From February 3, 2005 to April 14, 2005

Aggregate number and amount of company shares acquired as of March 24, 2005, since the date of the resolution at the meeting of the Board of Directors (January 28, 2005).

(1) Aggregate number of shares acquired

3,199,200 shares

(2) Aggregate amount of acquisition

17,665,897,000 yen

March 30, 2005

Ref.#CO5-032

Honda Provides Aid to March 28th Sumatra Earthquake Victims

Honda Motor Co., Ltd. would like to express its deepest sympathy and condolences to the victims of the March 28th earthquake which struck Sumatra, Indonesia.

In response to this tragedy, Honda will provide the following assistance to the affected area:

•	Honda’s local operations will make a cash donation of IDR (Indonesia rupiah) 1 billion (approx. JPY (Japan yen) 11.4 million) in addition to providing 50 generators, 10 high-pressure washers and 25 backpack power sprayers with a net worth of approximately JPY 4 million.

•	Honda Motor Co., Ltd. will make a cash donation of JPY 10 million to the Japanese Red Cross Society (JRCS) to be designated for regional relief assistance.

•	Honda will continue a discount repair and assistance program for customers and dealers affected by the disaster. This program was introduced after last year’s December earthquake in the region.

(ENGLISH TRANSLATION)

NOTICE OF RECORD DATE

It is hereby notified that pursuant to the provisions of Article 11 of the Articles of Incorporation of the Company, the shareholders appearing on the Shareholders’ register as of March 31, 2005 (the Record Date) shall be the shareholders entitled to exercise the rights of shareholders at the 81st Ordinary General Meeting of Shareholders scheduled to be held in late June 2005.

March 15, 2005

HONDA MOTOR CO., LTD.
No. 1-1, 2-chome,
Minami-Aoyama,
Minato-ku, Tokyo

Transfer agent and place of business:

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-Chome, Minato-ku,

Tokyo

Forwarding offices:

All branch offices of the Chuo Mitsui Trust and Banking Co., Ltd. and the principle and all branch and liaison offices of Nihon Shoken Daiko Kabushiki Kaisha.

March 15, 2005

Proxy Department

The New York Stock Exchange, Inc.

20 Broad Street

New York, N.Y. 10005

U.S.A.

Attention: Mr. Richard Ginivan

                  Proxy Department

                  Ms. Cecilia Cheung

                  Operation Representative

Notice of Record Date and Proposed Year End

Dividend for Period ending March 31, 2005

Dear Sirs or Mesdames,

Honda Motor Co., Ltd. (the “Company”) intends to recommend, subject to resolution to be adopted by the Board of Directors’ meeting which is scheduled to be held during the month of April 2005, to the Ordinary General Meeting of Shareholders for the annual fiscal period ending March 31, 2005, which is scheduled to be held during the month of June 2005, the distribution of a year-end cash dividend at the rate of 28.0 Japanese yen per share of the Company’s Common Stock, the amount of the foregoing dividend per American Share will be 14.0 Japanese yen. Since at present the yen-dollar exchange rate is floating, the Company cannot predict any specific dollar amount, which would be obtained from the actual conversion of the yen amount of the dividend into U.S. dollar at the time of payment thereof.

This information is furnished to you in accordance to the provisions of the Company’s Undertaking dated January 28, 1977 and Listing Agreement dated January 28, 1977 with your Exchange.

Yours sincerely,

HONDA MOTOR CO., LTD.

/s/ Satoshi Aoki
Satoshi Aoki
Senior Managing and
Representative Director

cc:    Ms. Tia Smalls

         ADR Client Service, JP Morgan

         Mr. T.Oshima

         Honda North America, New York Office

Consolidated Financial Summary (Unaudited)

Honda Motor Co., Ltd. and Subsidiaries

For the three months and nine months ended December 31, 2003 and 2004

Financial Highlights

	Yen (millions)				U.S. dollars (millions)
	Three months		Nine months		Three months	Nine months
	2003	2004	2003	2004	2004	2004
Net sales and other operating revenue	¥1,992,245	¥2,133,820	¥6,017,676	¥6,300,551	$20,476	$60,460
Operating income	169,328	157,636	487,224	490,561	1,513	4,707
Income before income taxes	203,581	187,996	535,462	527,663	1,804	5,063
Net income	151,050	150,760	390,228	392,144	1,447	3,763

	Yen				U.S. dollars
Basic net income per
Common share	¥158.66	¥161.78	¥407.87	¥418.99	$1.55	$4.02
American depositary share	79.33	80.89	203.93	209.49	0.78	2.01

Unit Sales Breakdown

	Thousands
	Three months				Nine months
	2003		2004		2003		2004
MOTORCYCLES
Japan	86	(86)	78	(78)	300	(300)	285	(285)
North America	190	(109)	135	(70)	429	(231)	413	(212)
Europe	50	(47)	71	(68)	208	(200)	247	(237)
Asia	1,832	(1,832)	1,965	(1,965)	5,021	(5,021)	6,127	(6,127)
Other Regions	209	(207)	234	(231)	628	(621)	694	(685)

Total	2,367	(2,281)	2,483	(2,412)	6,586	(6,373)	7,766	(7,546)

AUTOMOBILES
Japan	177		173		506		517
North America	407		403		1,189		1,160
Europe	44		59		157		188
Asia	76		136		239		392
Other Regions	43		46		99		126

Total	747		817		2,190		2,383

POWER PRODUCTS
Japan	109		95		354		315
North America	415		443		1,468		1,675
Europe	302		273		723		766
Asia	153		137		470		510
Other Regions	85		96		244		250

Total	1,064		1,044		3,259		3,516

Note: The geographic breakdown of unit sales is based on the location of unaffiliated customers.

Net Sales Breakdown

	Yen (millions)
	Three months				Nine months
	2003		2004		2003		2004
MOTORCYCLE BUSINESS
Japan	¥20,157	(8.9)%	¥21,769	(9.0)%	¥71,060	(10.1)%	¥74,255	(9.6)%
North America	82,218	(36.3)	61,029	(25.2)	212,752	(30.3)	208,881	(27.1)
Europe	26,624	(11.8)	37,039	(15.3)	124,423	(17.8)	141,958	(18.4)
Asia	55,971	(24.7)	72,685	(30.1)	175,852	(25.1)	207,852	(26.9)
Other Regions	41,403	(18.3)	49,344	(20.4)	117,357	(16.7)	139,082	(18.0)

Total	¥226,373	(100.0)%	¥241,866	(100.0)%	¥701,444	(100.0)%	¥772,028	(100.0)%

AUTOMOBILE BUSINESS
Japan	¥349,140	(21.5)%	¥358,293	(20.5)%	¥980,387	(20.0)%	¥1,078,920	(21.2)%
North America	993,448	(60.9)	1,017,692	(58.3)	3,009,238	(61.4)	2,877,415	(56.5)
Europe	98,301	(6.0)	133,478	(7.7)	350,470	(7.2)	425,866	(8.4)
Asia	117,469	(7.2)	154,094	(8.8)	380,562	(7.8)	486,787	(9.5)
Other Regions	72,107	(4.4)	81,057	(4.7)	177,066	(3.6)	224,632	(4.4)

Total	¥1,630,465	(100.0)%	¥1,744,614	(100.0)%	¥4,897,723	(100.0)%	¥5,093,620	(100.0)%

FINANCIAL SERVICES
Japan	¥5,024	(8.5)%	¥5,295	(7.8)%	¥15,327	(8.3)%	¥15,306	(8.0)%
North America	51,277	(87.2)	58,984	(87.3)	162,470	(87.8)	166,159	(87.0)
Europe	1,864	(3.2)	2,167	(3.2)	5,425	(2.9)	6,512	(3.4)
Asia	236	(0.4)	363	(0.5)	594	(0.3)	1,043	(0.5)
Other Regions	414	(0.7)	808	(1.2)	1,235	(0.7)	2,031	(1.1)

Total	¥58,815	(100.0)%	¥67,617	(100.0)%	¥185,051	(100.0)%	¥191,051	(100.0)%

POWER PRODUCT & OTHER BUSINESSES
Japan	¥33,648	(43.9)%	¥33,411	(41.9)%	¥91,227	(39.1)%	¥90,413	(37.1)%
North America	19,016	(24.8)	19,642	(24.6)	71,024	(30.4)	77,271	(31.7)
Europe	12,685	(16.6)	13,735	(17.2)	38,409	(16.4)	44,428	(18.2)
Asia	6,883	(9.0)	8,275	(10.4)	21,155	(9.1)	19,141	(7.8)
Other Regions	4,360	(5.7)	4,660	(5.9)	11,643	(5.0)	12,599	(5.2)

Total	¥76,592	(100.0)%	¥79,723	(100.0)%	¥233,458	(100.0)%	¥243,852	(100.0)%

TOTAL
Japan	¥407,969	(20.5)%	¥418,768	(19.6)%	¥1,158,001	(19.2)%	¥1,258,894	(20.0)%
North America	1,145,959	(57.5)	1,157,347	(54.3)	3,455,484	(57.5)	3,329,726	(52.9)
Europe	139,474	(7.0)	186,419	(8.7)	518,727	(8.6)	618,764	(9.8)
Asia	180,559	(9.1)	235,417	(11.0)	578,163	(9.6)	714,823	(11.3)
Other Regions	118,284	(5.9)	135,869	(6.4)	307,301	(5.1)	378,344	(6.0)

Total	¥1,992,245	(100.0)%	¥2,133,820	(100.0)%	¥6,017,676	(100.0)%	¥6,300,551	(100.0)%

Notes:	1.	The geographic breakdown of net sales is based on the location of unaffiliated customers.
	2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

To Our Shareholders

■ Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2004 totaled ¥150.7 billion ($1,447 million), almost the same level as the corresponding period in 2003. Basic net income per common share for the quarter amounted to ¥161.78 ($1.55), compared with ¥158.66 for the corresponding period in 2003. Two of Honda’s American depositary shares represent one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the fiscal third quarter amounted to ¥2,133.8 billion ($20,476 million), an increase of 7.1% from the corresponding period in 2003.

Revenue included currency translation effects, which had a negative impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that had the exchange rate of yen remained unchanged from the same period in 2003, revenue for the quarter would have increased approximately 8.5%.

Consolidated operating income for the fiscal third quarter totaled ¥157.6 billion ($1,513 million), a decrease of 6.9% compared with the corresponding period in 2003.

This decrease in operating income was primarily due to the negative impacts of appreciation of the yen against the U.S. dollar, and to an increase in selling, general and administrative (SG&A) expenses, offsetting positive impacts of increased profit coming from higher revenue and Honda’s ongoing cost reduction effects.

Consolidated income before income taxes for the fiscal third quarter totaled ¥187.9 billion ($1,804 million), a decrease of 7.7% from the corresponding period in 2003.

With respect to Honda’s sales in the fiscal third quarter by business category, motorcycle unit sales increased 4.9% from the corresponding period in 2003, to 2,483 thousand units. Of them, unit sales in Japan decreased 9.3%, to 78 thousand units, and overseas unit sales increased 5.4%, to 2,405 thousand units, due mainly to increased unit sales of parts for local production in Indonesia, and favorable sales in Europe and Other Regions, particularly Brazil. Revenue from sales to unaffiliated customers increased 6.8%, to ¥241.8 billion ($2,321 million). Operating income decreased 28.6%, to ¥5.1 billion ($49 million), due primarily to a decrease in unit sales in North America, offsetting increased profit from higher revenue in Asia and Europe.

Honda’s unit sales of automobiles increased 9.4% from the corresponding period in 2003, to 817 thousand units. In Japan, unit sales of automobiles decreased 2.3%, to 173 thousand units. Overseas unit sales increased 13.0%, to 644 thousand units. Increased unit sales of parts for local production in China and continued favorable sales in Europe and Other Regions, particularly Brazil, were the major contributing factors for this increase in unit sales.

Revenue from sales to unaffiliated customers increased 7.0%, to ¥1,744.6 billion ($16,741 million), during the quarter due to increased unit sales, offsetting negative currency translation effects. Operating income decreased 7.0%, to ¥126.0 billion ($1,209 million), due mainly to negative currency effects caused by the appreciation of the yen against the U.S. dollar, which offset positive impacts of higher profit from increased revenue and ongoing cost reduction effects.

Revenue from sales to unaffiliated customers in financial services increased 15.0%, to ¥67.6 billion ($649 million), due to the growth of the automobile business in North America. Operating income decreased 2.4%, to ¥23.9 billion ($230 million), due primarily to negative currency translation effects caused by the appreciation of the yen against the U.S. dollar and an increase in interest rates.

Unit sales of power products in Japan totaled 95 thousand units, a decrease of 12.8%, and overseas unit sales was 949 thousand units, which was almost the same level as the third quarter in 2003. Total unit sales of power products were 1,044 thousand units, a decrease of 1.9% compared to the corresponding period in 2003, due primarily to decreased sales of general-purpose engines in Europe, offsetting increased sales of general-purpose engines for original equipment manufacturers (OEMs) and generators and water pumps in North America.

Revenue from sales to unaffiliated customers in power product & other businesses increased 4.1%, to ¥79.7 billion ($765 million), due mainly to changes in the model mix. Operating income increased 22.1%, to ¥2.4 billion ($24 million).

■ Nine-Month Results

Honda’s consolidated net income for the fiscal nine months ended December 31, 2004 totaled ¥392.1 billion ($3,763 million), an increase of 0.5% from the previous year. Basic net income per common share for the fiscal nine months amounted to ¥418.99 ($4.02), compared with ¥407.87 for the corresponding period a year ago.

Revenue for the fiscal nine months amounted to ¥6,300.5 billion ($60,460 million), an increase of 4.7% from last year.

Revenue included the negative effect of currency translation. Honda estimates that if the exchange rate of the yen had not changed from the previous year, revenue for the year would have increased approximately 8.1%.

Consolidated operating income for the fiscal nine months totaled ¥490.5 billion ($4,707 million), an increase of 0.7% compared with the corresponding period last year. This increase in operating income was due primarily to increased profit from higher revenue and continuing cost reduction effects, offsetting such negative impacts as appreciation of the yen against the U.S. dollar and an increase in SG&A and research and development (R&D) expenses.

Consolidated income before income taxes for the fiscal nine months totaled ¥527.6 billion ($5,063 million), a decrease of 1.5% compared with the previous year.

March 2005

Takeo Fukui
President and Chief Executive Officer

News Briefs

North America

■ Honda Ridgeline Truck Unveiled at 2005 North American International Auto Show

The Honda Ridgeline truck made its world debut at the 2005 North American International Auto Show as American Honda Motor Co., Inc., announced plans for the launch of its innovative new truck at Honda dealerships nationwide in March of this year as a 2006 model.

Developed as a next-generation truck, the Ridgeline takes advantage of an innovative new truck body construction and a steel-reinforced composite bed to deliver true truck capabilities, including half-ton hauling and 5,000-pound towing, along with next-generation truck styling, performance and packaging. The Ridgeline boasts the pickup truck segment’s first four-wheel, fully independent suspension system combined with an advanced fully automatic four-wheel drive system to deliver superior handling and a smoother ride over traditional truck designs, as well as such exclusive new features as a Dual-Action tailgate and the industry’s first In-Bed Trunk™.

“The truck market is evolving and we think Ridgeline is at the leading edge of the trend,” said Dick Colliver, executive vice president of American Honda Motor. “The Honda Ridgeline delivers all the capabilities of a truck with none of the traditional truck trade-offs. It combines Honda innovation, Honda engineering and Honda’s commitment to environmental and safety leadership in a next-generation truck package.”

Honda Ridgeline

■ Acura RD-X Concept Debuts at 2005 North American International Auto Show

The Acura RD-X Concept sports utility vehicle (SUV) debuted at the 2005 North American International Auto Show. The RD-X Concept features Acura’s new Super Handling All-Wheel Drive (SH-AWD) system and combines the performance of a sports sedan with the all-wheel drive capability and functional utility of an SUV. Acura displayed a previous design study of the RD-X Concept two years ago at the Detroit show, and this latest concept hints strongly at the production vehicle, which the division has announced will go on sale in 2006.

The RD-X Concept’s powertrain features the groundbreaking SH-AWD system that debuted on the 2005 Acura RL luxury performance sedan. This system distributes torque not only between the front and rear wheels but also between the left and right rear wheels. The result is superior traction on all surfaces and in all weather conditions, as well as increased cornering precision. The RD-X Concept highlights Acura’s commitment to expanding its light truck lineup and will be assembled at Honda of America Manufacturing, Inc., in Marysville, Ohio.

Acura RD-X Concept

Japan

■ Honda FC Stack -Equipped FCX, Featuring Sub-Freezing Temperature Start-Up Capability, Leased to Hokkaido Prefectural Government

Honda Motor Co., Ltd., delivered a Honda FC Stack-equipped FCX, the world’s first fuel cell vehicle capable of starting in sub-freezing temperatures, to the Hokkaido Prefectural Government. A ceremony held at the Hokkaido Prefectural Government Office was attended by Hokkaido Governor Harumi Takahashi and Honda Motor Senior Managing Director Satoshi Dobashi.

The lease is the first in Japan of a fuel cell vehicle in a region that experiences sub-freezing temperatures. In December 2004, Honda leased an FCX to the State of New York, also a cold-weather area. Since December 2002, Honda has delivered a total of five FCX vehicles in the Tokyo metropolitan area to the following organizations: the Japanese Cabinet Office; the Ministry of the Environment; the Ministry of Economy, Trade and Industry; Iwatani International Corporation; and Idemitsu Kosan Co., Ltd.

FCX delivery ceremony

Other

■ Guangzhou Honda to Build Second Auto Plant in China

Honda Motor Co., Ltd., announced that Guangzhou Honda Automobile Co., Ltd. (GHAC), an automobile production and sales joint venture with Honda and Guangzhou Auto Group Corp. in China, plans to build a second auto plant. The new plant will be located in the Zeng Cheng region in Guangzhou, to the east of the existing Guangzhou Honda plant, and will have an annual production capacity of 120,000 units. Total investment in this project is expected to be approximately R.M.B. 2.2 billion ($266 million), with the new plant to be operational in the latter half of 2006.

GHAC’s new plant will accommodate production processes, including stamping, welding, painting, assembly and final inspection. The new plant will pursue high quality and efficiency by utilizing the production know-how of the existing plant, as well as adopting the advanced production equipment of Honda’s flexible New Manufacturing System to achieve Honda’s global standard for advanced levels of quality, efficiency and flexibility. In addition, the new plant will reflect Honda’s “Green Factory” concept—to realize a more people- and environment-friendly factory.

■ Dongfeng Honda to Quadruple Automobile Production Capacity in China

Dongfeng Honda Automobile (Wuhan) Co., Ltd. (WDHAC), the automobile production and sales joint venture of Honda and Dongfeng Motor Corp. in China, announced plans to expand its annual production capacity from the current 30,000 units to 120,000 units by early 2006. Construction to expand the existing plant is planned to begin within this year, with total investment expected to be approximately R.M.B. 2.8 billion ($340 million). The plant will employ approximately 2,800 associates at full capacity.

Major construction activities to expand the annual capacity to 120,000 units will include more than tripling the size of plant buildings, major changes in facility layout, building a new painting facility and adding stamping, plastic injection molding and engine parts processing, in addition to upgrades of existing equipment and processes. Further, WDHAC will strengthen its R&D operations. Through this expansion, the WDHAC plant will adopt Honda’s flexible New Manufacturing System.

Consolidated Balance Sheets

Honda Motor Co., Ltd., and Subsidiaries

December 31, 2003 and March 31 and December 31, 2004

	Yen (millions)
	Dec. 31, 2003 (Unaudited)	Mar. 31, 2004 (Audited)	Dec. 31, 2004 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	¥643,020	¥724,421	¥657,159
Trade accounts and notes receivable	288,090	373,416	347,597
Finance subsidiaries—receivables, net	1,076,092	1,264,620	1,311,652
Inventories	775,710	765,433	850,848
Deferred income taxes	189,512	222,179	195,526
Other current assets	322,493	303,185	322,018

Total current assets	3,294,917	3,653,254	3,684,800

Finance subsidiaries—receivables, net	2,271,854	2,377,338	2,587,444
Investments and advances	516,362	541,066	634,431
Property, plant and equipment, at cost:
Land	349,417	354,762	359,407
Buildings	929,254	968,159	999,994
Machinery and equipment	1,988,260	2,072,347	2,171,149
Construction in progress	103,680	49,208	98,079

	3,370,611	3,444,476	3,628,629
Less accumulated depreciation	1,993,496	2,008,945	2,117,488

Net property, plant and equipment	1,377,115	1,435,531	1,511,141

Other assets	370,517	321,579	338,167

Total assets	¥7,830,765	¥8,328,768	¥8,755,983

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	¥565,988	¥734,271	¥700,243
Current portion of long-term debt	436,974	487,125	552,722
Trade payables	741,745	911,237	832,407
Accrued expenses	734,251	813,733	775,928
Income taxes payable	48,307	31,194	32,806
Other current liabilities	317,841	357,259	436,027

Total current liabilities	2,845,106	3,334,819	3,330,133

Long-term debt	1,409,902	1,394,612	1,537,558
Other liabilities	801,024	724,937	731,104

Total liabilities	¥5,056,032	¥5,454,368	¥5,598,795

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,719	172,719	172,529
Legal reserves	32,418	32,418	34,688
Retained earnings	3,515,324	3,589,434	3,772,941
Adjustments from foreign currency translation	(635,988)	(665,413)	(665,026)
Net unrealized gains on marketable equity securities	32,846	36,066	34,294
Minimum pension liabilities adjustments	(308,532)	(225,226)	(225,269)

Accumulated other comprehensive loss	(911,674)	(854,573)	(856,001)

Treasury stock	(120,121)	(151,665)	(53,036)

Total stockholders’ equity	¥2,774,733	¥2,874,400	¥3,157,188

Total liabilities and stockholders’ equity	¥7,830,765	¥8,328,768	¥8,755,983

Consolidated Statements of Income and Retained Earnings (Unaudited)

Honda Motor Co., Ltd. and Subsidiaries

For the three months and nine months ended December 31, 2003 and 2004

	Yen (millions)
	Three months		Nine months
	2003	2004	2003	2004
Net sales and other operating revenue	¥1,992,245	¥2,133,820	¥6,017,676	¥6,300,551
Operating costs and expenses:
Cost of sales	1,363,822	1,483,180	4,129,173	4,369,403
Selling, general and administrative	346,955	376,999	1,070,267	1,100,385
Research and development	112,140	116,005	331,012	340,202

Operating income	169,328	157,636	487,224	490,561
Other income:
Interest	1,598	2,850	6,895	7,741
Other	38,331	30,386	58,185	61,566
Other expenses:
Interest	1,926	2,103	7,453	8,003
Other	3,750	773	9,389	24,202

Income before income taxes	203,581	187,996	535,462	527,663
Income taxes	77,534	66,614	206,236	212,030

Income before equity in income of affiliates	126,047	121,382	329,226	315,633
Equity in income of affiliates	25,003	29,378	61,002	76,511

Net income	151,050	150,760	390,228	392,144
Retained earnings:
Balance at beginning of period	3,382,512	3,648,428	3,161,664	3,589,434
Retirement of treasury stocks	—	—	—	(158,570)
Cash dividends paid	(18,155)	(26,156)	(33,541)	(47,797)
Transfer to legal reserves	(83)	(91)	(3,027)	(2,270)

Balance at end of period	¥3,515,324	¥3,772,941	¥3,515,324	¥3,772,941

	Yen
Basic net income per:
Common share	¥158.66	¥161.78	¥407.87	¥418.99
American depositary share	79.33	80.89	203.93	209.49

Segment Information (Unaudited)

Business Segment Information

For the nine months ended December 31, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥772,028	¥5,093,620	¥191,051	¥243,852	¥6,300,551	¥—	¥6,300,551
Intersegment sales	0	0	2,475	8,160	10,635	(10,635)	—

Total	¥772,028	¥5,093,620	¥193,526	¥252,012	¥6,311,186	¥(10,635)	¥6,300,551
Cost of sales, SG&A and R&D expenses	729,684	4,731,827	121,746	237,368	5,820,625	(10,635)	5,809,990
Operating income	¥42,344	¥361,793	¥71,780	¥14,644	¥490,561	¥0	¥490,561

Notes:

1.	Segmentation of Business

Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment:

Business	Sales	Principal Products
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), personal watercraft and relevant parts	Motor-driven cycles, mini- and small- sized motorcycles, ATVs, personal watercraft

Automobile Business	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles

Financial Services	Financial and insurance services	N/A

Power Product & Other Businesses	Power products and relevant parts, and others	Power tillers, generators, general-purpose engines, lawn mowers, outboard engines

Geographic Segment Information

For the nine months ended December 31, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥1,474,676	¥3,336,937	¥609,043	¥559,640	¥320,255	¥6,300,551	¥—	¥6,300,551
Transfers between geographical segments	1,570,891	84,318	149,371	61,356	13,026	1,878,962	(1,878,962)	—

Total	¥3,045,567	¥3,421,255	¥758,414	¥620,996	¥333,281	¥8,179,513	¥(1,878,962)	¥6,300,551
Cost of sales, SG&A and R&D expenses	2,911,282	3,173,723	728,806	567,316	304,694	7,685,821	(1,875,831)	5,809,990

Operating income	¥134,285	¥247,532	¥29,608	¥53,680	¥28,587	¥493,692	¥(3,131)	¥490,561

Notes:

1.	The geographic segments are based on the location where sales are originated.
2.	Major countries or regions in each geographic segment:	North America	United States, Canada, Mexico
		Europe	United Kingdom, Germany, France, Italy, Belgium
		Asia	Thailand, Indonesia, China, India
		Other Regions	Brazil, Australia

Overseas Sales

For the nine months ended December 31, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	¥3,329,726	¥618,764	¥714,823	¥378,344	¥5,041,657
Consolidated sales					¥6,300,551
Overseas sales ratio to consolidated sales	52.8%	9.8%	11.3%	6.1%	80.0%

Notes:

1.	The geographic breakdown of net sales is based on the location of unaffiliated customers.
2.	Major countries or regions in each geographic segment:	North America	United States, Canada, Mexico
		Europe	United Kingdom, Germany, France, Italy, Belgium
		Asia	Thailand, Indonesia, China, India
		Other Regions	Brazil, Australia

Explanatory notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States because the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal third quarter ended December 31, 2004 were ¥105.96=U.S.$1 and ¥137.16=€1. The average exchange rates for the corresponding period last year were ¥108.92 =U.S.$1 and ¥129.44=€1. The average exchange rates for the fiscal nine months ended December 31, 2004 were ¥108.56=U.S.$1 and ¥134.60=€1, as compared with ¥115.01=U.S.$1 and ¥132.12=€1 for the corresponding period last year.

3.	U.S. dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥104.21=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo Foreign Exchange Market on December 31, 2004.

4.	The Company’s common stock-to-ADR exchange rate was changed from two shares of common stock to one ADR to one share of common stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of the Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income.” The following table represents components of the Company’s comprehensive income. Other comprehensive loss consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Yen (millions)
For the three months ended Dec. 31	2003	2004
Net income	¥151,050	¥150,760
Other comprehensive loss	(67,144)	(76,247)

Comprehensive income	¥83,906	¥74,513

	Yen (millions)
For the nine months ended Dec. 31	2003	2004
Net income	¥390,228	¥392,144
Other comprehensive loss	(148,509)	(1,428)

Comprehensive income	¥241,719	¥390,716

6.	Certain gains and losses on sales and disposals of property, plant and equipment, which were previously recorded under other income (expenses), have been reclassified to SG&A expenses and net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded under cost of sales, have been reclassified to other income (expenses)—other since the prior year’s fiscal fourth quarter ended March 31, 2004, respectively. Accordingly, these reclassifications have been made to the consolidated statements of income and retained earnings and to the segment information of the prior year’s fiscal third quarter and fiscal nine months to conform to the presentation used for the fiscal third quarter and fiscal nine months ended December 31, 2004.

7.	The number of treasury stock has been excluded from the calculation for basic net income per common share.

Investor Information

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank

270 Park Avenue,

New York, NY 10017-2070, U.S.A.

Stock Exchange Listings in Japan

Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Stock Exchange Listings Overseas

New York, London, Euronext Paris and Swiss stock exchanges

Total Shares of Common Stock Issued and Outstanding

929,014,856 (as of December 31, 2004)

Honda Motor Co., Ltd.

1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556, Japan

Phone: (03) 3423-1111

URL: http://world.honda.com/

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

Phone: (212) 355-9191

Honda Motor Europe Limited

470 London Road,

Slough, Berkshire SL3 8QY, U.K.

Phone: (01753) 590-590